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                                                                     EXHIBIT 2.4

FOR IMMEDIATE RELEASE

Friday, December 29, 2000


                   AHL SERVICES, INC. CLOSES SALE OF AVIATION
                        AND FACILITY SERVICES BUSINESSES


ATLANTA, GA, DECEMBER 29, 2000--AHL Services, Inc., (NASDAQ:AHLS) a leading provider of outsourced business services in the United States and Europe, today announced that it has closed the previously announced sale of its U.S. and European aviation and facility services businesses for $185 million in cash to Securicor, a business services company headquartered in the United Kingdom. The final purchase price is subject to adjustment based on 2001 actual performance with a range of $175 million to $210 million. Net after-tax proceeds will be used to retire debt and to pursue strategic investment opportunities in marketing services and European staffing.

Edwin R. Mellett, Vice Chairman and Co-Chief Executive Officer of AHL said, "AHL looks forward to accelerating growth in both our marketing services and European staffing businesses. Both markets are large and growing with higher margins than our aviation and facility services businesses. In addition, AHL has significant presence in these highly fragmented markets that will serve as platforms to build clear leadership positions."

AHL SERVICES, INC.

AHL Services, Inc., headquartered in Atlanta, GA, is a leading provider of outsourced business services including marketing services within the United States and skilled and semi-skilled staffing services in Europe. Marketing services includes the integrated fulfillment of products, promotions and trade materials, customer service, information management and merchandising services. AHL's European staffing services include electricians, welders, plumbers, assembly workers and other light industrial workers. For additional information about AHL Services visit our Web page at www.ahls.com.

Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors which could affect the Company's actual results include general economic conditions, pricing actions taken by competitors, labor relations, regulatory changes, integration of acquisitions, changes in international trade and other laws which impact the way in which the Company conducts its business.

Investor Contact: Ronald J. Domanico
                  Executive Vice President and Chief Financial Officer 404-267-2222